SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING


     [X] Form 10-K     [_] Form 11-K    [_] Form 10-Q      [_] Form N-SAR


          For Period Ended: December 31, 2001

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant:    China Resources Development, Inc.

Former name if applicable:

________________________________________________________________________________

Address of principal executive office (Street and number)

  Room 2105, 21/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central
________________________________________________________________________________

City, state and zip code

  Hong Kong
________________________________________________________________________________



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[x]  |         be  filed  on  or  before the  15th  calendar day  following  the
     |         prescribed  due  date;  or  the  subject  quarterly  report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. [Attach extra sheets if needed.]

         The Form 10-K could not be filed within the prescribed time because additional time is required to complete consolidation of financial statements and currency translation.







                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Wong Wah On                                (852) 2810-7205
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that it will incur a year-end net loss of approximately US$3.5 million, compared to a net loss of US$2.8 million for the year ended December 31, 2000. The anticipated increase in net loss is attributable to the recognition of loss arising from the acquisition of a minority interest in a subsidiary company, which is partly offset by increased revenues.



                           China Resources Development, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 29, 2002               By  /s/ Ching Lung Po
-------------------------        ---------------------------------------------
                                         Ching Lung Po, President